                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                             (Amendment No. ____)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               BROOKE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  112525-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         MICHAEL D. WEINER                            DANIEL G. KELLY, JR.
        APOLLO ADVISORS, L.P.                           SIDLEY & AUSTIN
1999 AVENUE OF THE STARS, SUITE 1900                   875 THIRD AVENUE
  LOS ANGELES, CALIFORNIA  90067                      NEW YORK, N.Y. 10022
         (310) 201-4100                                  (212) 906-2314
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                 MARCH 2, 1998
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13-d-1(b)(3) or (4), check the following box: [    ]
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------                           ----------------------
 CUSIP No. 112525-10-0                                  Page 2 of   9
                                                                 -------
-----------------              -----------------
--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      AIF II, L.P.

--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X/
                                                         (b)/ / ------------
--------------------------------------------------------------------------------
  3.  SEC USE ONLY
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                         / /-------------
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      7.  SOLE VOTING POWER
          2,000,000 SHARES OF COMMON STOCK
NUMBER OF ----------------------------------------------------------------------
  SHARES        8.  SHARED VOTING POWER
BENEFICIALLY
          ----------------------------------------------------------------------
OWNED BY        9.  SOLE DISPOSITIVE POWER
  EACH          2,000,000 SHARES OF COMMON STOCK
          ----------------------------------------------------------------------
REPORTING       10.  SHARED DISPOSITIVE POWER
  PERSON
    WITH
--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                         / / --------------------
--------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0%
--------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                       -------------------------
 CUSIP No. 112525-10-0                                  Page 3 of    9
                                                                 --------
-----------                      -------------
--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LION ADVISORS, L.P.

--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X/
                                                         (b)/ / ------------
--------------------------------------------------------------------------------
  3.  SEC USE ONLY
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                         / /-------------
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      7.  SOLE VOTING POWER
          2,000,000 SHARES OF COMMON STOCK
NUMBER OF ----------------------------------------------------------------------
  SHARES        8.  SHARED VOTING POWER
BENEFICIALLY
          ----------------------------------------------------------------------
OWNED BY        9.  SOLE DISPOSITIVE POWER
  EACH          2,000,000 SHARES OF COMMON STOCK
          ----------------------------------------------------------------------
REPORTING       10.  SHARED DISPOSITIVE POWER
  PERSON
    WITH
--------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                         / / --------------------
--------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0%
--------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D is being filed with respect to the Common Stock, $.10 par value per share (the "Common Stock") of Brooke Group Ltd., a Delaware corporation (the "Company"), which has its principal executive office at 100 S.E. Second Street, Miami, Florida 33131.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly on behalf of AIF II, L.P. ("AIF II") and Lion Advisors, L.P. ("Lion" and together with AIF II, the "Reporting Persons"). Each of the Reporting Persons is principally engaged in the business of investment in securities.

          The managing general partner of AIF II is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Advisors is principally engaged in the business of serving as managing general partner of AIF II and certain affiliated entities. The general partner of Advisors is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). The directors of Apollo Capital are Leon Black and John Hannan. Apollo Capital is principally engaged in the business of serving as general partner of Advisors. The administrative general partner of AIF II is Apollo Fund Administration Ltd., a Cayman Islands corporation ("Apollo Administration"). Apollo Administration is principally engaged in the business of serving as administrative general partner of AIF II and certain affiliated entities.

          Lion serves as representative for certain institutional investment accounts over which Lion holds investment, voting and dispositive power. The general partner of Lion is Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). The directors of Lion Capital are Leon Black and John Hannan. Lion Capital is principally engaged in the business of serving as general partner of Lion.

          The principal offices of Advisors, Apollo Capital, Lion and Lion Capital is Two Manhattanville Road, Purchase, New York 10577. The principal offices of AIF II and Apollo Administration is c/o CIBC Bank and Trust Company, Grand Cayman, Cayman Islands, British West Indies.

          Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business address, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to
Item 2 and General Instruction C to Schedule 13D.

          During the last five years, none of the Reporting Persons, Advisors, Apollo Capital, Apollo Administration, or Lion Capital, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See the information set forth under "Item 4.  Purpose of the Transaction."

ITEM 4.   PURPOSE OF THE TRANSACTION.

     On March 2, 1998, The Reporting Persons entered into a Standstill Agreement (the "Agreement") with a wholly-owned subsidiary of the Company. The Agreement related to certain debt securities of such subsidiary that are beneficially held by the Reporting Persons. Pursuant to the Agreement, the Reporting Persons agreed, among other things, to defer the payment of interest under the terms and conditions set forth therein.

     In connection with the Agreement, the Company issued to the Reporting Persons a five-year warrant ("Warrant A") to purchase 2,000,000 shares of Common Stock at a price of $5.00 per share. Warrant A is currently exercisable, but is not transferable until May 31, 1998 or for so long as an effective registration statement covering the Common Stock underlying the warrant is on file with the Commission. The Reporting persons were also issued a second warrant (Warrant B") expiring October 31, 2004 to purchase an additional 2,150,000 shares of Common Stock at a price of $0.10 per share. Warrant B will become exercisable on November 1, 1999, and the Company will have the right under certain conditions prior to that date to substitute for that warrant a new warrant for 9.9% of the common stock of Liggett Group Inc., a subsidiary of the Company. Warrant B is not transferrable prior to October 31, 1999 or for so long as an effective registration statement covering the Common Stock underlying the warrant is on file with the Commission.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


       (a) and (b)   The response to Item 4 is incorporated herein. The
                     Reporting Persons currently beneficially own within the meaning of Rule 13d-3, by virtue of their ownership of the warrants, an aggregate of 2,000,000 shares of Common Stock, representing approximately 9.0% of the issued and outstanding shares of Common Stock (assuming exercise in full of Warrant A), based on the Company's advice to the Reporting Persons that there were 20,302,866 shares of Common Stock issued and outstanding as of March 23, 1998.
                     The Reporting Persons will have sole voting and dispositive power with respect to the shares of Common Stock acquired upon exercise of the warrants.

       (c),(d) and (e) None or not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See the information set forth under "Item 4.  Purpose of the Transaction."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Standstill Agreement dated as of March 2, 1998 among BGLS Inc., AIF II, L.P. and Artemis America Partnership (incorporated by reference to the Current Report on Form 8-K of the Company dated March 2, 1998).

     Exhibit 2 Warrants (4) dated March 2, 1998 issued by the Company to AIF II, L.P. and Artemis America Partnership covering 4,150,000 shares of Common Stock (incorporated by reference to the Current Report on Form 8-K of the Company dated March 2, 1998).

     Exhibit 3 Registration Rights Agreements (2) dated as of March 2, 1998 between the Company and holders of the Warrants (incorporated by reference to the Current Report on Form 8-K of the Company dated March 2, 1998).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1998
                                AIF II, L.P.

                                By:  Apollo Advisors, L.P., its General Partner,

                                     By:   Apollo Capital Management,
                                           Inc., its General Partner


                                     By: /s/ Michael D. Weiner
                                        ------------------------------
                                        Name: Michael D. Weiner
                                        Title:   Vice President, Apollo Capital
                                                   Management, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1998
                                LION ADVISORS, L.P.

                                By:  Lion Capital Management, Inc.
                                             General Partner

                                By: /s/ Michael D. Weiner
                                   ------------------------------------
                                Name:  Michael D. Weiner
                                Title:     Vice President, Apollo Capital
                                             Management, Inc.

                                   EXHIBIT A

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

          The directors and executive officers of each of Apollo Capital and Lion Capital are Leon Black and John Hannan. Mr. Black serves as President and Mr. Hannan serves as Vice President of each Reporting Person. The principal occupation of each of Leon Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital and Lion Capital as well as certain other affiliated entities engaged in the business of securities investments.

          Messrs. Black's and Hannan's business address is 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Black is the principal beneficial owner of the stock of each of Apollo Capital, Lion Capital and Administration.